UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-CEN

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Insys Therapeutics, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

410 S. Benson Lane

(Address of Principal Executive Office (Street and Number))

Chandler, AZ 85224

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Insys Therapeutics, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (the “September 2019 Form 10-Q”) in a timely manner and that it does not expect to be able to file the September 2019 Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”).

As reported in the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2019, the Company and its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (and the cases commenced thereby, the “Chapter 11 Cases”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on June 10, 2019, and on such date filed a motion seeking approval from the Bankruptcy Court to sell substantially all of their assets in accordance with Section 363 of the Bankruptcy Code (“Section 363”). On July 2, 2019, the Bankruptcy Court entered an order that, among other things, established bidding procedures to sell substantially all of the Debtors’ assets in accordance with Section 363. Due to the demands associated with the bankruptcy filing and related activities, including the various asset sales under Section 363, the Company has been unable to complete the preparation of the September 2019 Form 10-Q.

As disclosed by the Company in a Form 8-K filed with the SEC on September 17, 2019, on the same date, the Debtors filed the Joint Chapter 11 Plan Liquidation of Insys Therapeutics, Inc. and Its Affiliated Debtors (the “Initial Plan”) and the related disclosure statement (the “Initial Disclosure Statement”) with the Bankruptcy Court. As disclosed by the Company in a Form 8-K filed with the SEC on November 20, 2019, on November 14, 2019, the Debtors filed the Amended Joint Chapter 11 Plan Liquidation of Insys Therapeutics, Inc. and Its Affiliated Debtors (the “Plan”) and the related amended disclosure statement (the “Disclosure Statement”) with the Bankruptcy Court, which amended the Initial Plan and Initial Disclosure Statement, respectively. The Plan and Disclosure Statement are subject to approval by the Bankruptcy Court.

Following the effectiveness of the Plan, the Plan provides for the establishment of cash reserves to satisfy administrative expenses of the Debtors and other claims entitled to priority under the Bankruptcy Code, and the Company’s remaining assets to be placed in two liquidating trusts free and clear of claims and interests. One liquidating trust will hold the Company’s assets related to product liability insurance, and the other will hold all other Company assets. The liquidating trusts will undertake the final liquidation of the Company’s assets and administration and reconciliation of all claims against the Company, including any distributions to claim holders. The Plan further provides for the shares of common stock of the Company to be canceled for no consideration, for one new share of common stock of the parent entity to be issued to one of the liquidating trusts, and for the dissolution of the Company and its subsidiaries after all transfers of the Company’s assets to the liquidating trusts have been consummated.

As disclosed by the Company in a Form 8-K filed with the SEC on August 8, 2019, on August 5, 2019, the Company entered into an Asset Purchase Agreement (the “Hikma Purchase Agreement”) with Hikma Pharmaceuticals USA Inc. (“Hikma”), pursuant to which the Company agreed to sell, transfer and assign to Hikma, pursuant to Section 363, the Company’s naloxone 8mg unit-dose nasal spray and epinephrine 7mg and 8.5mg unit-dose nasal spray products and related equipment and other assets, in consideration for a purchase price of $17,000,000 in cash that was to be payable at the closing of the transaction.

As disclosed by the Company in Forms 8-K filed with the SEC on each of August 8, 2019 and October 25, 2019, the Company entered into an Asset Purchase Agreement with Chilion Group Holdings US, Inc. (“Chilion”), which agreement was subsequently amended by that certain Amendment No. 1 to Asset Purchase Agreement, dated October 23, 2019 (as amended, the  “Chilion Purchase Agreement”), pursuant to which the Company agreed to sell, transfer and assign to Chilion, pursuant to Section 363, the Company’s CBD formulations across current pre-clinical, clinical, third-party grants and investigator initiated study activities (including any future activities or indications), THC programs of SYNDROS® oral dronabinol solution and Buprenorphine products, and related equipment and other assets, in consideration for a purchase price of $12,305,000 in cash that was to be payable at the closing of the transaction.

As disclosed by the Company in a Form 8-K filed with the SEC on September 3, 2019, on September 1, 2019, the Company entered into an Asset Purchase Agreement (the “BTcP Purchase Agreement”) with BTcP Pharma, LLC (“BTcP Pharma”), pursuant to which the Company agreed to sell, transfer and assign to BTcP Pharma, pursuant to Section 363, all strengths, doses and formulations in the world (except for the Republic of Korea, Japan, China, Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, Timor-Leste, and Vietnam (collectively, the “Asian Territories”)) of the Company’s SUBSYS® (fentanyl sublingual spray) product (the “Subsys product”) and certain other related assets, in consideration for (i) the assumption by BTcP Pharma of certain specified liabilities, including responsibility for all cure costs, and (ii) certain post-closing royalty and other payments payable by BTcP Pharma to the Company.

As previously disclosed, in connection with the Chapter 11 Cases and the Company’s winding down of its operations, on August 29, 2019, the Company consummated the transactions contemplated by the Hikma Purchase Agreement, on September 26, 2019, the Company consummated the transactions contemplated by the BTcP Purchase Agreement, and, on October 31, 2019, the Company consummated the transactions contemplated by the Chilion Purchase Agreement.

As disclosed by the Company in a Form 8-K filed with the SEC on September 26, 2019, on September 25, 2019, the Company entered into an Asset Purchase Agreement (the “Pharmbio Purchase Agreement”) with Pharmbio Korea, Inc. (“Pharmbio”), pursuant to which the Company agreed to sell, transfer and assign to Pharmbio, pursuant to Section 363, specified intellectual property, including patents and rights to the Assigned Marks (as such term is defined in the Pharmbio Purchase Agreement), records and certain other assets related to all strengths, doses and formulations in the Asian Territories of the Subsys product, in consideration for a purchase price of $1,200,000 in cash that is payable at the closing of the transaction.

The sale of substantially all of the assets of the Company may be deemed to be a recognized subsequent event (as such term is used in FASB Accounting Standards Codification Subtopic No. 855-10-25-1, Recognized Subsequent Events) existing at the balance sheet date, therefore requiring the Company to recognize the effects of such sale in its financial statements. As a result, the Company cannot, without unreasonable effort or expense, timely file the September 2019 Form 10-Q.  At this time, the Company is unable to estimate when it will be able to complete and file the September 2019 Form 10-Q.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. It is unlikely that holders of the Company’s common stock will receive any recovery on account of such securities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrece Housley	480	500-3127
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐  Yes    ☒  No

Form 10-Q for the quarterly period ended June 30, 2019

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company is currently unable to complete the September 2019 Form 10-Q due to the demands of the Company’s bankruptcy cases and the various Section 363 asset sales, which would have a material impact on its financial statements and related disclosures. As such, the Company cannot at this time estimate what significant changes will be reflected in its third quarter 2019 results of operations compared to its third quarter 2018 results of operations.

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intend” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words.  All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors. Please also refer to the “Risk Factors” set forth in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC as well as other risk factors describing the significant risks associated with the Chapter 11 Cases filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 8, 2019.

Insys Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 25, 2019	By	/s/ Andrece Housley Andrece Housley, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).